Exhibit 12.1

DOMTAR CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

SEPTEMBER 28, 2008

(IN MILLIONS OF DOLLARS, UNLESS OTHERWISE NOTED)

(UNAUDITED)

	Thirteen weeks ended		Thirty-nine weeks ended
	September 28, 2008	September 30, 2007	September 28, 2008	September 30, 2007
	$	$	$	$
Available Earnings:
Earnings before income taxes	73	75	171	157
Add fixed charges:
Interest expense (excluding capitalized)	33	44	105	100
Amortization of loan costs	2	3	6	5
Interest factor in rents	3	3	7	9

Total earnings as defined	111	125	289	271

Fixed charges:
Interest expense incurred	33	44	105	100
Amortization of debt expense	2	3	6	5
Interest portion of rental expense	3	3	7	9

Total fixed charges	38	50	118	114

Ratio of earnings to fixed charges	2.9	2.5	2.4	2.4